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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                            For the month of May 2003

                          Telefonica of Argentina Inc.
                 (Translation of registrant's name into English)

                          Telefonica de Argentina S.A.
                          Avenida Ingeniero Huergo 723
                            (C1107AOT) Buenos Aires,
                         Argentina (Address of Principal
                               Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________


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                                TABLE OF CONTENTS

Item

----
1. English translation of letter regarding board of directors meeting of April 22, 2003 and composition of board of directors presented to the Buenos Aires Stock Exchange on April 23, 2003.

2. English translation of cover letter and summary regarding shareholders meeting of April 22, 2003 presented to the Buenos Aires Stock Exchange on April 23, 2003.

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                                                 Buenos Aires, April 23rd, 2003.

Messrs.
Bolsa de Comercio de Buenos Aires

                                               Re.: Board Meeting dated 4.22.03.
                                               ---
                                                      Distribution of positions.

Dear Sirs:

I am writing to you on behalf of Telefonica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, in compliance with the provisions of section 23 of the Buenos Aires Stock Exchange Regulations.

Further to the above, I hereby inform that the Company's Board of Directors in its meeting No. 137, dated April 22nd, 2003, proceeded to distribute the relevant positions among the members appointed in the Shareholders' Meetings held on that same date. Consequently, the Board composition is the following:

Chairman and Incumbent Director: Miguel Angel Gutierrez.
-------------------------------

Vice Chairman and Incumbent Director: Jose Maria Alvarez-Pallete.
------------------------------------

Incumbent  Directors:  Antonio  Viana-Baptista,  Jose  Fernando  de  Almansa
--------------------
Moreno-Barreda, Alfredo Jorge Mac Laughlin, Guillermo Harteneck, Luis Ramon Freixas Pinto and Mario Eduardo Vazquez.

Alternate Directors: Jacinto Diaz Sanchez, Carlos Fernandez-Prida, Gaspar Arino
-------------------
Ortiz, Javier Benjumea Llorente, Juan Carlos Ros Brugueras, Santiago Tomas Soldati, Juan Ignacio Lopez Basavilbaso and Guillermo Pablo Ansaldo (General Manager).

Board Secretary: Manuel Alfredo Alvarez Tronge
---------------


Yours sincerely,


Pablo Llauro
Attorney

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                                                Buenos Aires, April 23rd, 2003.

Messrs.
Bolsa de Comercio de Buenos Aires

                                      Re.: Shareholders' Meetings dated 4.22.03:
                                      ---
                                                                        Summary.

Dear Sirs:

I am writing to you on behalf of Telefonica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, and in compliance with the provisions of section 75, subsection b) of the Buenos Aires Stock Exchange Regulations, please find attached hereto three copies of the summary of the resolutions relating to each item on the Agenda of the Shareholders' Meetings held on April 22nd, 2003.

Yours sincerely,


Pablo Llauro
Attorney

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                   SUMMARY OF THE GENERAL REGULAR AND SPECIAL
                     SHAREHOLDERS' MEETING No. 43 of 4.22.03
         SPECIAL MEETINGS OF CLASS A and CLASS B SHAREHOLDERS of 4.22.03


1.- Appointment of two shareholders to approve and sign the minutes.

Representative of Class A shares, Ms. Maria Cecilia Maestri and representative of shareholder Telefonica Internacional S.A, Mr. Fernando Angel Pardo Reimondez, were appointed.


2.- Consideration of the balance sheet, annual report, informative summary, Auditor's reports, report of the Statutory Commission, statements of income, changes in the shareholders' equity, cash flows, exhibits, consolidated balance sheets and notes to the financial statements, information related to section 68 of the Buenos Aires Stock Exchange Regulations and remaining documentation referred to in section 234, subsection 1 of the Business Company Law, as well as the accounting documentation in the English language set forth by General Resolution No. 368/01 of the Comision Nacional de Valores [National Securities and Exchange Commission], documentation corresponding to the economic year ended at December 31st, 2002. Proposal to distribute retained earnings as of December 31st, 2002.

The documentation dealt with in this item was approved as submitted and approved by Telefonica de Argentina S.A. Board of Directors in its meeting No. 135 held on February 12th, 2003.

Likewise, the Shareholders' Meeting resolved that the amount of Retained Earnings remained as such in the relevant Account.

3.- Approval of the discharge of offices of the members of the Board of Directors and Statutory Commission.

The discharge of offices of all the members of the Board and Statutory Commission corresponding to the year ended at December 31st, 2002, were approved.


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4.- Consideration of the compensation to the Board ($ 3,503,735 allocated amount) corresponding to the economic year ended at December 31st, 2002, which showed a computable loss according to the Regulations of the Comision Nacional de Valores.

The payment of the overall amount of $ 3,503,735 to Messrs. Miguel Angel Gutierrez, Carlos Fernandez-Prida and Juan Ignacio Lopez Basavilbaso, for the performance of technical and administrative functions corresponding to the year ended at December 31st, 2002 was approved.

5.- Consideration of the compensation to the Statutory Commission.

According to the resignation of the Statutory Commission to the collection of their fees, the Shareholders' Meeting did not set their payment for the year ended at December 31st, 2002.

6.- Determination of the number of Incumbent and Alternate Directors.

The number of Incumbent Directors and of Alternate Directors was set at eight, respectively.

7.- Appointment of Incumbent and Alternate Directors by Class A Shareholders.

The appointed Incumbent Directors were Messrs. Miguel Angel Gutierrez, Jose Maria Alvarez- Pallete, Antonio Viana-Baptista, Jose Fernando de Almansa Moreno-Barreda, Alfredo Jorge Mac Laughlin and Guillermo Harteneck.

The appointed Alternate Directors were Messrs. Jacinto Diaz Sanchez, Carlos Fernandez-Prida, Gaspar Arino Ortiz, Javier Benjumea Llorente, Juan Carlos Ros Brugueras and Santiago Tomas Soldati.

8.- Appointment of Incumbent and Alternate Directors by Class B Shareholders.

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The appointed Incumbent Directors were Messrs. Luis Ramon Freixas Pinto and
Mario Eduardo Vazquez.

The appointed Alternate Directors were Messrs. Juan Ignacio Lopez Basavilbaso and Guillermo Pablo Ansaldo.


9.- Appointment of three Incumbent and three Alternate Members of the Statutory Commission.


The appointed Incumbent Syndics were Messrs. Uriel Federico O'Farrell, Miguel Alejandro Maximo Teson and Juan O'Farrell.

The appointed Alternate Syndics were Messrs. Fernando Varela, Mariana Rosa Laurence and Carlos Francisco Oteiza Aguirre.


10.- Ratification of the appointment of a Certifying Accountant made by the Board of Directors on June 18th, 2002.

The appointment of Deloitte & Co. S.R.L. as certifying accountant of the Company made by the Board of Directors on June 18th, 2002 was ratified.


11.- Compensation of the Accountant Certifying the Financial Statements of the year ended at December 31st, 2002, and appointment of the Accountant Certifying the Financial Statements of the year ended at December 31st, 2003.

Deloitte & Co. S.R.L. was appointed as the accountant certifying the financial statements of year 2003.

The fees of the certifying accountant corresponding to the year ended at December 31st, 2002, for $ 895,213 were approved.

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12.- Amendment to the Bylaws in order to insert the rules corresponding to the
Audit Commission foreseen by Decree No. 677/01.


The Shareholders' Meeting resolved the insertion of article thirteenth bis to the Bylaws. This article will be applicable once the Board of Directors has resolved to set up an Audit Commission under the provisions of Decree 677/01.

"ARTICLE THIRTEENTH BIS: The Company will have an Audit Commission in charge, as its main function, of supporting the administration body in its internal control functions. The Audit Commission shall observe the provisions included in the Regimen de Transparencia de la Oferta Publica [Public Offer Transparence System] approved by Decree No. 677/01, Resolution No. 400/02 of the Comision Nacional de Valores and any other applicable rule. It will consist of three or more members of the Board, whose majority will be vested the condition of independent according to the criteria to be determined by the Comision Nacional de Valores. The members of the Commission will be appointed by the Board, upon the proposal of the Board Chairman, and they will have expertise in accounting, financial and business fields. The Audit Commission shall have the functions set forth by the applicable rules and, specially, those to be set by the Shareholders' Meeting or the Board, which will be contained in its Internal Regulation. The Audit Commission will have powers to set its own Internal Regulations, and shall report so to the Board."

13.- Approval of a budget for the Audit Commission's operation.

An annual budget of $ 200,000 was approved for the Audit Commission. Such amount will be used on a pro rata during the ongoing year in terms of the months actually elapsed since its setup.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              TELEFONICA DE ARGENTINA S.A


                              By: /s/  Pablo Llauro
                                  -----------------------------------
                              Name:    Pablo Llauro
                              Title:   Assistant General Counsel


Date: May 2, 2003